INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(Expressed in U.S. dollars)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and nine month periods ended September 30, 2015 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Interim Condensed Consolidated Statements of Financial Position	4
Interim Condensed Consolidated Statements of Comprehensive Loss	5
Interim Condensed Consolidated Statements of Changes in Equity	6
Interim Condensed Consolidated Statements of Cash Flows	7
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate Information	9
2. Basis of Preparation	9
3. Summary of Significant Accounting Policies	10
4. Subsidiaries	11
5. Advances receivable	11
6. Related party transactions	11
7. Property, Plant and Equipment	13
8. Exploration and Evaluation Assets	14
9. Intangible Assets	14
10. Segmented Reporting	14
11. Accounts Payable	15
12. Share Capital	15
13. Share-Based Payments	16
14. Commitments	17
15. Financial risk management objectives and policies	17
16. Supplemental cash flow information	20
17. Employee retention allowance	20

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars - unaudited)

	Notes	September 30,	December 31,
		2015	2014
		$	$
Assets
Current Assets
Cash and cash equivalents		48,889	55,631
Advances receivable	5	43,215	32,965
Due from related parties	6	11,502	9,880
Prepaid expenses and deposits		78,831	69,148
Total Current Assets		182,437	167,624

Non-Current Assets
Property, plant and equipment	7	99,881	192,846
Exploration and evaluation assets	8	30,052,892	29,590,927
Intangible assets	9	1	1
Total Non-Current Assets		30,152,774	29,783,774

Total Assets		30,335,211	29,951,398

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	450,609	391,405
Accrued liabilities		235,411	303,604
Due to related parties	6	556,453	471,126
Employee retention allowance	17	568,584	602,478
Current and Total Liabilities		1,811,057	1,768,613

Commitments	14

Shareholders' Equity
Share capital	12	76,240,994	75,715,014
Reserves		8,142,017	8,142,017
Deficit		(55,858,857)	(55,674,246)
Total Shareholders' Equity		28,524,154	28,182,785
Total Liabilities and Shareholders' Equity		30,335,211	29,951,398

Commonshares
Authorized		Unlimited	Unlimited
Issued and outstanding		84,439,732	73,439,732

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		June 30,	December 31,
	Notes	2015	2014
		$	$
Assets
Current Assets
Cash and cash equivalents		34,689	55,631
Advances receivable	5	34,500	32,965
Due from related parties	6	10,421	9,880
Prepaid expenses and deposits		90,749	69,148
Total Current Assets		170,359	167,624
Non-Current Assets
Property, plant and equipment	7	125,181	192,846
Exploration and evaluation assets	8	30,008,115	29,590,927
Intangible assets	9	1	1
Total Non-Current Assets		30,133,297	29,783,774

Total Assets		30,303,656	29,951,398
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	474,274	391,405
Accrued liabilities		246,737	303,604
Due to related parties	6	454,818	471,126
Employee retention allowance	17	577,902	602,478
Current and Total Liabilities		1,753,731	1,768,613
Commitments	14
Shareholders' Equity
Share capital	12	76,240,994	75,715,014
Reserves		8,142,017	8,142,017
Deficit		(55,833,086)	(55,674,246)
Total Shareholders' Equity		28,549,925	28,182,785
Total Liabilities and Shareholders' Equity		30,303,656	29,951,398

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30,	September 30,	September 30,	September 30,
		2015	2014	2015	2014
		$	$	$	$
Expenses
Consulting, management and professional fees		(369)	4,954	57,582	58,599
Employee benefits		53,710	43,461	133,584	136,135
Office and sundry		10,804	35,881	59,797	227,355
Compensation expense-share-based payment	13	-	9,799	-	60,424
Travel and promotion		26,208	19,221	56,714	35,764
Depreciation		7,231	8,269	22,082	25,034
Interest and bank expenses		47	232	1,098	514
Foreign exchange (gain)/loss		(70,655)	(31,967)	(144,969)	(11,377)
		(26,976)	(89,850)	(185,888)	(532,448)
Interest income		1,205	28	1,277	366

Loss		(25,771)	(89,822)	(184,611)	(532,082)

Comprehensive loss for the period		(25,771)	(89,822)	(184,611)	(532,082)

Loss per share, basic and diluted	12c	(0.00)	0.00	(0.00)	0.01

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars - unaudited)

		Common shares				Total
	Notes	Number of	Amount	Reserves	Deficit	Shareholders'
		shares				equity
Balance at January 1, 2014		73,439,732	$75,715,014	$8,035,188	$(52,771,536)	$30,978,666

Loss for the period		-	-	-	(532,082)	(532,082)
Share-based payments	13	-	-	90,904	-	90,904
Balance at September 30, 2014		73,439,732	$75,715,014	$8,126,092	$(53,303,618)	$30,537,488

Loss for the period		-	-	-	(2,370,628)	(2,370,628)
Share-based payments	13	-	-	15,925	-	15,925
Balance at December 31, 2014		73,439,732	$75,715,014	$8,142,017	$(55,674,246)	$28,182,785

Loss for the period		-	-	-	(184,611)	(184,611)
Common shares issued		11,000,000	525,980	-	-	525,980
Balance at September 30, 2015		84,439,732	$76,240,994	$8,142,017	$(55,858,857)	$28,524,154

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
		September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	Notes
		$	$	$	$

Cash flows from operating activities
Loss for the period		(25,771)	(89,822)	(184,611)	(532,082)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		7,231	8,269	22,082	25,034
Share-based payments - employee compensation	13	-	9,799	-	60,424
Employee retention allowance	17	(9,318)	2,817	(33,894)	8,508
Gain on disposition of capital assets	7	-	1,975	-	(4,601)
Changes in non-cash working capital
Advances receivable		(8,715)	(11,997)	(10,250)	126,132
Prepaid expenses and deposits		11,918	9,402	(9,683)	6,054
Due from related parties		(1,081)	981	(1,622)	(54,700)
Accounts payable		(31,895)	(2,775)	95,114	253,836
Accrued liabilities		(11,326)	(9,577)	(68,193)	(86,613)
Net cash used in operating activities		(68,957)	(80,928)	(191,057)	(198,008)

Cash flows from investing activities
Disposition of capital assets		-	2,000	94,490	43,600
Expenditures on exploration and evaluation assets		(18,479)	(121,469)	(521,482)	(574,545)
Net cash used in investing activities		(18,479)	(119,469)	(426,992)	(530,945)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		-	-	525,980	-
Due to related parties		101,636	207,762	85,327	426,831
Net cash provided from financing activities		101,636	207,762	611,307	426,831

Net increase (decrease) in cash during the period		14,200	7,365	(6,742)	(302,122)

Cash and cash equivalents, beginning of the period		34,689	15,441	55,631	324,928
Cash and cash equivalents, end of the period		48,889	22,806	48,889	22,806

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

1.	CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2015 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2015 have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2014, which include information necessary to understand the Company’s business and financial statement presentation.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets which are presented at fair value.

The Company incurred a net loss of $184,611 for the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $532,082) and as at September 30, 2015 had a working capital deficit of $1,628,620 (December 31, 2014: $1,600,989).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may cast significant doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

c)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c)	Newly Applied Accounting Standards

The following amended standards were adopted as of January 1, 2015:

• IFRS 8, “Operating Segments” (amendment); and
• IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

d)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of Financial Statements (“IAS 1”) was issued by the IASB in December 2014. The amendment clarifies principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendment to IAS 1 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	ADVANCES RECEIVABLE

	September 30, 2015	December 31, 2014
Advances receivable	$ 43,215	$ 32,965

The balance of $43,215 pertains to advances to employees and suppliers (December 31, 2014 - $32,965).

6.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine month periods ended September 30, 2015 and September 30, 2014 was as follows:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Salaries	$28,104	$11,992	$100,708	$35,985
Employee retention allowance	$2,848	$1,000	$8,898	$2,999
Compensation expense- share-based payments	$-	$13,476	$-	$54,809
	$30,952	$26,468	$109,606	$67,325

b)	Other Related Parties

As at September 30, 2015, an amount of $11,502 was due from Delrand Resources Limited, a company with common directors, related to common expenses in the Congo (December 31, 2014 - $9,880).

As at September 30, 2015, an amount of $491,908 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2014 - $416,063). As at December 31, 2014, an amount of $30,668 was due to Banro Corporation, a company with a common director, related to common expenses in the Congo. As of January 1, 2015, Banro Corporation is no longer considered a related party.

As at September 30, 2015, an amount of $64,545 was due to Gentor Resources Inc., a company with common directors, related to common expenses (December 31, 2014 - $24,395).

	September 30, 2015 $	December 31, 2014 $
Due from related party Due to related parties	11,502 556,453	9,880 471,126

The amounts included in the due from/to related party are non-interest bearing and are payable within 12 months.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture &	Office &		Field camps	Leasehold
	fixtures	Communication	Vehicles	and	improvements	Total
		equipment		equipment
	$	$	$	$	$	$
Cost
Balance at January 1, 2014	160,601	213,519	410,841	699,657	84,906	1,569,524
Additions	-	-	-	-	-	-
Disposals	-	-	(197,481)	-	-	(197,481)
Balance at December 31, 2014	160,601	213,519	213,360	699,657	84,906	1,372,043
Additions	-	-	-	-	-	-
Disposals	(8,815)	(110,827)	(201,653)	(274,654)	-	(595,949)
Balance at September 30, 2015	151,786	102,692	11,707	425,003	84,906	776,094

Accumulated Depreciation
Balance at January 1, 2014	121,837	172,559	354,632	433,664	42,346	1,125,038
Depreciation for the year	7,190	33,852	16,151	130,069	24,320	211,582
Disposals	-	-	(157,423)	-	-	(157,423)
Balance at December 31, 2014	129,027	206,411	213,360	563,733	66,666	1,179,197
Depreciation for the period	4,143	4,305	-	60,953	18,240	87,641
Disposals	(5,107)	(109,524)	(201,653)	(274,342)	-	(590,626)
Balance at September 30, 2015	128,063	101,192	11,707	350,344	84,906	676,213

Carrying amounts
Balance at December 31, 2014	31,574	7,108	-	135,924	18,240	192,846
Balance at September 30, 2015	23,723	1,500	-	74,658	(0)	99,881

During the nine months ended September 30, 2015, depreciation in the amount of $65,559 (nine months ended September 30, 2014 - $141,797) was capitalized to exploration and evaluation assets.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

8.	EXPLORATION AND EVALUATION ASSETS

	Notes	North Kivu	Ngayu	Total
Cost
Balance at January 1, 2014		9,936,202	20,957,256	30,893,458
Additions		137,799	742,903	880,702
Impairment loss		-	(2,183,233)	(2,183,233)
Balance at December 31, 2014		$10,074,001	$19,516,926	$29,590,927
Additions		17,665	444,300	461,965
Balance at September 30, 2015		$10,091,666	$19,961,226	$30,052,892

There is $150,000 of intangible exploration and evaluation expenditures as at September 30, 2015. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2015.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 49 exploration permits covering 13,210 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining.

b.	Ngayu

The Ngayu project covers an area of 2,077 square kilometres and is found within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers most of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

Due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset was assessed. The asset’s recoverable amount was calculated applying a fair value of $17 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,183,233 was recorded during the year ended December 31, 2014. As at September 30, 2015, the Company conducted an impairment analysis and concluded that an impairment charge or gain was not required.

9.	INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

10.	SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

September 30, 2015

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$78,019	-	$30,052,892
Canada	$21,862	$1	-
	$99,881	$1	$30,052,892

December 31, 2014

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$148,901	-	$29,590,927
Canada	$43,945	$1	-
	$192,846	$1	$29,590,927

11.	ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	September 30, 2015	December 31, 2014
Exploration and evaluation expenditures	$163,590	$199,500
Non-exploration and evaluation expenditures	$287,019	$191,905

Total Accounts Payable	$450,609	$391,405

12.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

b)	Issued share capital

In February 2015, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$480,000. In March 2015, the Company closed a non- brokered private placement of 3,000,000 common shares of the Company at a price of Cdn$0.06 per share for proceeds to the Company of Cdn$180,000. Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, purchased 3,500,000 of the shares issued under the February 2015 private placement and 500,000 of the shares under the March 2015 private placement, and now holds 14,300,818 (or 16.94%) of the outstanding common shares of the Company.

As of September 30, 2015, the Company had issued and outstanding 84,439,732 common shares (December 31, 2014 – 73,439,732) and no preference shares are issued and outstanding.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for both the three and nine month periods ended September 30, 2015 amounting to 84,439,732 and 81,607,907 respectively (three and nine month periods ended September 30, 2014 – 73,439,732) common shares. The diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2015, amounted to 84,439,732 and 81,607,907 respectively (three and nine months ended September 30, 2014 - 73,439,732 respectively) common shares. As at September 30, 2015, 1,395,000 (December 31, 2014 – 3,210,000) common shares related to stock options were anti- dilutive.

13.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversariesof the grant date.

The following tables summarize information about stock options:

For the nine months ended September 30, 2015:

		During the Period					Weighted
							average
Exercise Price	Opening Balance					Closing Balance	remaining	Vested &	Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired		contractual	Exercisable
							life (years)
1.00 - 1.25	2,315,000	-	-	(680,000)	(820,000)	815,000	2.70	815,000	-
1.26 - 1.80	-	-	-	-	-	-	-	-	-
2.45 - 2.69	895,000	-	-	(315,000)	-	580,000	0.84	580,000	-
	3,210,000	-	-	(995,000)	(820,000)	1,395,000	1.93	1,395,000	-
Weighted Average Exercise Price (Cdn$)	1.55			1.57	1.25	1.71		1.71

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

For the nine months ended September 30, 2014:

		During the Period					Weighted
Exercise Price							average	Vested &
Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	remaining	Exercisable	Unvested
							contractual
							life (years)
1.00 - 1.25	4,690,000	-	-	380,000	1,195,000	3,115,000	1.74	2,728,750	386,250
1.26 - 1.80	70,000	-	-	-	-	70,000	2.28	70,000	-
2.45 - 2.69	1,275,000	-	-	330,000	50,000	895,000	1.53	895,000	-
2.70 - 3.25	75,000	-	-	75,000	-	-	-	-	-
	6,110,000	-	-	785,000	1,245,000	4,080,000	1.70	3,693,750	386,250
Weighted Average Exercise Price (Cdn$)	1.48	-		2.04	1.55	1.45		1.49	1.05

There were no options granted during the nine months ended September 30, 2015 and 2014. The weighted average fair value of stock options issued and outstanding as at September 30, 2015 was estimated at Cdn$0.94 per stock option at the grant date (year ended December 31, 2014 – Cdn$0.89) .

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

During the three and nine months ended September 30, 2015, the Company recognized in the statement of comprehensive loss as an expense $nil (three and nine months ended September 30, 2014 – $9,799 and 60,424 respectively) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $nil for the nine months ended September 30, 2015 (nine months ended September 30, 2014 – $30,480) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation assets.

14.	COMMITMENTS

Lease Commitments

The Company has no future operating lease commitments as at September 30, 2015.

15.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fairvalueoffinancialassetsandliabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2015.

September30,2015
Canadian dollar
Cash and cash equivalents	(3,291)
Accounts payable and accrued liabilities	(428,021)
Employee retention allowance	228,328
Total foreign currency financial assets and liabilities	(202,984)
Foreign exchange rate at September 30, 2015	0.7466
Total foreign currency financial assets and liabilities in US $	(151,548)
Impact of a 10% strengthening of the US $ on net loss	(15,155)

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2015 and December 31, 2014 was as follows:

	September 30,	December 31,
	2015	2014
Cash and cash equivalents	$48,889	$55,631
Advances receivable	$43,215	$32,965
Due from related parties	$11,502	$9,880
	$103,606	$98,476

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $450,609, accrued liabilities of $235,411, due to related parties of $556,453, and employee retention allowance of $568,584 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Capital Management

The Company manages its common shares and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30,	December 31,
	2015	2014
Share capital	$76,240,994	$75,715,014
Reserves	$8,142,017	$8,142,017
Deficit	$(55,858,857)	$(55,674,246)
	$28,524,154	$28,182,785

Loncor Resources Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2015
(Expressed in U.S. dollars, except for per share amount - unaudited)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the nine months ended
	Note	September 30,	September 30,	September 30,	September 30,
		2015	2014	2015	2014

Depreciation included in exploration and evaluation assets	8	$18,068	$39,178	$65,559	$141,797
Stock-based compensation included in exploration and evaluation assets	13	$-	$3,828	$-	$30,480
Employee retention allowance included in exploration and evaluation assets	17	$2,450	$2,800	$7,350	$8,400

17.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at September 30, 2015, the Company had accrued a total liability of $568,584 (December 31, 2014 - $602,478).

The following table summarizes information about changes to the Company’s employee retention allowance during the nine months ended September 30, 2015.

$
Balance at December 31, 2013	629,554
Additions	28,502
Foreign exchange gain	(30,340)
Paid to employees	(25,238)
Balance at December 31, 2014	602,478
Additions	7,748
Foreign exchange gain	(20,724)
Reversals	(20,918)
Balance at September 30, 2015	568,584

Of the $7,748 accrued during the nine months ended September 30, 2015, $7,350 (December 31 2014 - $9,800) was capitalized to exploration and evaluation expenditures.